Exhibit 10.14(a)

TRADEMARK LICENSE AGREEMENT

THIS AGREEMENT, effective as of the 17th day of April 2000 , by and between The Procter & Gamble Company, an Ohio corporation, (hereinafter called "Licensor" together with its Affiliates), and Magia Products, LLC, a New Jersey limited liability company (hereinafter called "Licensee" together with its Affiliates).

WHEREAS, Licensor has the right to use and to license others to use the MR. CLEAN® TRADEMARK, including its stylized presentation on package and logo, (hereinafter called "Licensed Mark") which is a well known and famous trademark owned and used by Licensor in association with its advertising and marketing of household cleansing products; and

WHEREAS, Licensee recognized the benefits to be derived from utilizing the Licensed Mark and desires to utilize said Licensed Mark upon and in connection with the manufacture, sale, and distribution of articles hereinafter described; and

WHEREAS, Licensor is willing to so permit the limited use by Licensee of the Licensed Mark;

WHEREAS, Licensor understands and agrees that Licensee already sells and will continue to sell products in the Licensed Product category without using the Licensed Mark;

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

1. LICENSE. Licensor hereby grants to Licensee a non-transferable (except as otherwise provided in this Agreement) and exclusive license to manufacture, and have manufactured by third parties, label, package, distribute and sell Product bearing the Licensed Mark (hereinafter called "Licensed Product"), as defined hereunder, strictly limited to the following license, rights and privileges, with no right to sublicense:

sdagl                            akjfda The use of 'Licensed Product' throughout this Agreement shall refer to the Product bearing the Licensed Mark.

A.Manufacturing. To manufacture, in a manner and quality that is consistent with the Licensed Product specimens previously approved by Licensor, Licensed Products for distribution and sale under the grant given in Section 1 part C (Sale).

B. Labeling and Packaging. To label and package Licensed Product manufactured under the grant given in Section 1 part A (Manufacturing) using labels and packaging that are consistent in form and quality with the labeling and packaging specimens previously approved by Licensor, for distribution and sale under the grant given in Section 1 part C (Sale).

C. Sale. To distribute and sell, at Licensee's wholesale price, Licensed Product manufactured, labeled and packaged under the grants in Section 1 part A (Manufacturing) and Section 1 part B (Labeling and Packaging) solely within the Area as defined below in Section 2, and only for ultimate resale to consumers within the Area. Licensed Product will be offered to all of Licensee's current and future customers including, but not limited to, those in the grocery, drug and mass merchandise, club, home center, hardware stores and institutional channels, as well as e-commerce outlets accepted by Licensor, at prices determined by Licensee. For the acceptance in order to obtain Licensor approval to any website, Licensee shall make a written request to Licenser including the name of the website. Licensors failure to notify Licensee of its approval within ten (10) of its receipt of same shall constitute disapproval, provided however, that if Licensee does not receive a response to its request for approval of submitted materials within the allotted ten (10) business days, Licensee may notify Licensor in writing that it has not had a response from Licensor. Licensor shall then have five (5) additional business days to respond to the submitted materials. If Licensor fails to respond after notice within five (5) additional business days, the website request shall be deemed approved.

D. Use of the Licensed Mark. To use the Licensed Mark for Licensed Product manufactured, labeled and packaged under the grants in Section 1 part A (Manufacturing), Section 1 part B (Labeling and Packaging) and Section 1, part C (Sale), in such form and manner as shall be permitted by Licensor, including displaying the Licensed Mark on Licensee's Licensed Product, packaging for the Licensed Product, vehicles, stationery, advertising, and promotional material used in connection with the sale of Product, subject to compliance with all other provisions set forth herein.

E. Use of Licenser's Name. To use the words "Manufactured by Magla Products, LLC under license from The Procter & Gamble Company, Cincinnati, Ohio," or the equivalent on labels or packaging for Licensed Product manufactured and packed under the grants in Section 1 part A (Manufacturing) and Section 1 part B (Labeling and Packaging).

F. Subcontracting. Subcontracting the manufacture of Licensed Product shall not be deemed sublicensing or other transfer of rights, duties, or obligations for the Licensed Mark.

G. Approval. The approval to be given by Licensor in this Section 1 shall not be unreasonably withheld.

2. AREA. The area covered by this Agreement is 111111111                 111 for distribution to all trade channels that handle licensee's products (the "Area").

If Licensor wishes to grant a license for the Licensed Products covering  111111111                  11

3. TERM OF AGREEMENT. Subject to compliance with all provisions, the initial term of this Agreement and of the limited license granted herein shall be effective

4. LICENSEE'S OBLIGATIONS.

A. Licensee warrants that all Licensed Products shall be free of defects, will be fit for their intended purposes, and will be produced in accordance with Licensed Product specimens previously approved by Licensor as provided in Section 1, part A, packaged and distributed in compliance with all applicable federal, state and local laws and regulations. The Licensee hereby guarantees that each shipment or other delivery of Licensed Products now or hereafter made by Licensee, as of the date of such shipment or other delivery, shall conform to all the above requirements,

B. Licensee will feature the Licensed Mark as the predominant brand name on the package of the Licensed Product, but Licensee shall maintain the right to use also its trademarks on the package of the Licensed Product.

C. Licensor shall have approval rights of the Licensed Product specifications, packaging, advertising, promotional materials, sales and public relations materials. Licensor shall not unreasonably withhold nor delay its approval.

D,(i) Licensee agrees to provide to Licensor, prior to initial shipment to its customers, marketing specimens of the Licensed Products and Licensor agrees to examine the nature and quality of such Licensed Products. Licensee shall furnish Licensor preliminary concept with rough artwork, finished illustration and a preproduction prototype sample, plus at least twelve (12) representative production samples of the Licensed Product. Licensee will not proceed with tooling for the production samples until it has received Licensor's approval. Licensor shall review the preliminary concept with rough artwork, finished illustration/artwork and a preproduction prototype sample and twelve (12) representative production samples of the Licensed Product within ten (10) business days of receipt from Licensee. Licensor's failure to notify Licensee of its approval of rough artwork, finished illustrations, pre-

production prototype sample and twelve (12) representative production samples in writing within ten (10) business days of receipt shall constitute non-approval, provided however, that if Licensee does not receive a response to its request for approval of submitted materials within the allotted ten (10) business days, Licensee may notify Licensor in writing that it has not had a response from Licensor. Licensor shall then have five (5) additional business days to respond to the submitted materials. If Licensor fails to respond after notice within five (5) additional business days, the materials shall be deemed approved. In view of the substantial tooling and other costs which will be incurred by Licensee prior to its delivery to Licensor of the twelve (12) representative production samples, Licensor agrees that it will not unreasonably withhold nor delay its approval of such samples, Licensee shall not ship to trade customers Licensed Products which have not been approved or deemed approved by Licensor.

(ii) The approval process detailed in the preceding paragraph shall also apply to any change in the Licensed Product, including but not limited to product design, configuration, or product formula. Changes in supplier involving no material changes to product specifications would not require approval of Licensor.

E. Licensee shall submit labels and packaging for Licensed Products to Licensor in advance of any marketing for the purpose of verifying that the references to and uses of the Licensed Mark are in good taste and sufficient to protect Licensor's trademark rights in the Licensed Mark. If at any time, Licensee is not properly using the Licensed Mark on the Licensed Products, or on labels or tags, or in advertising, or if the standard of quality of the Licensed Products does not conform to the standards set by Licensor, Licensor may give Licensee written notice to the effect, identifying in such notice the situation to which it objects. Licensee shall have thirty (30) days after receipt of any such notice to notify Licensor of the means by which Licensee intends to correct the situation to which Licensor has objected, and, notwithstanding Section 3 of this Agreement, if Licensee fails to complete such corrective action within a reasonable time, Licensor may by further written notice to Licensee cancel this Agreement forthwith, and in which event Licensee shall immediately discontinue use of the Licensed Mark and shall not thereafter adopt any conflicting or confusingly similar mark or symbol for use on any goods.

F. Licensee shall submit all printed materials, advertising and promotional copy and consumer 800, 888, or other toll-free number scripts pertaining to Licensed Product where applicable to Licensor for written approval prior to any release of such materials to the general public or use. Licensors failure to approve such materials in writing within ten (10) business days of its receipt of same shall constitute disapproval, provided however, that if Licensee does not receive a response to its request for approval of submitted materials within the allotted ten (10) business days, Licensee may notify Licensor in writing that it has not had a response from Licensor. Licensor shall then have five (5) additional business days to respond to the submitted materials. If Licensor fails to respond after notice within five (5) additional business days, the materials shall be deemed approved.

H. Licensee will provide Licensor full access upon reasonable advance notice to any trade or consumer research conducted on the Licensed Product, even if funded entirely by Licensee

I. Licensee will place a toll-free consumer comments phone number on the Licensed Products, and will coordinate and fund resources to handle such calls. Further, all consumer contact information will be made available to Licensor on a monthly basis or such other mutually agreed time.

5. LICENSEE'S COVENANTS

With regard to its actions hereunder, Licensee expressly covenants as follows:

A. Quality. Licensee will produce only a high quality product in accordance with Licensed Product specimens previously approved by Licensor as provided in Section It part A, Good Manufacturing Practices and Licensee's quality control and assurance procedures and policies_ Licensor may conduct annual process audits with respect to the Licensed Product at mutually agreeable times to be arranged between the parties. Licensee will recertify annually to Licensor that its processes are in compliance with such standards.

B. Plant. Licensee shall maintain and operate a plant or plants with manufacturing and packaging equipment or otherwise subcontract with third parties a plant or plants with manufacturing and packaging equipment adequate to produce and supply Licensed Product in quantities adequate to meet consumer demand for the Licensed Product. Licensee agrees that in the manufacturing, packaging, distributing and selling of Licensed Product, it will comply with all applicable laws, regulations and ordinances pertaining to the operation of its plants and will maintain such plant(s) at all times in a clean, and sanitary condition.

C. Quality Control Sampling. Licensor's representatives shall be permitted to enter and inspect, at reasonable times during business hours and with reasonable prior written notice, Licensee's plants and warehouses where Licensed Product is being manufactured or stored.

D. Exclusive Efforts. During the term of this Agreement and for two (2) years after the termination of this Agreement, Licensee shall not manufacture, distribute or sell, directly or indirectly (whether for its own account or as agent for any other party), within the Area, any products bearing a competitive Licensed Mark in the household cleaning category or other trademark in the household cleaning category other than a mark owned by Licensee, to the Licensed Products contemplated by this Agreement.

6. INDEMNIFICATION AND INSURANCE

A. Indemnification of Licensor. Licensee shall indemnify and save harmless Licensor, its affiliated companies and any of their agents, servants, officers, directors and employees from and against any liability, claim, administrative action, cause of action, suit, damages, and expenses (including reasonable attorney fees and costs), including but not limited to any damages for personal injuries, including death, and property damage, which:

(i) result from adulteration or misbranding (within the meaning of any applicable federal or state law, including consumer product safety laws) of any Licensed Product, due in whole or part to the negligence of Licensee; or

(ii) result from the unsaleability of the Licensed Product in the course of wholesale or retail trade, due in whole or part to the negligence of Licensee; or

(iii) result from any disputes with the trade resulting from Licensee's dealings or relations therewith; or

(iv) result from any advertising, promotion, or other actions or inactions by Licensee in furtherance of its rights under this Agreement; or

(v) are due to Licensee's breach of any warranty, covenant or agreement by Licensee contained herein; or

(vi) result from any consumer's use or possession of Licensed Products ; or

(vii) result from any governmental action, i.e. federal, state or, local.

B. Insurance. In furtherance of Licensee's covenants contained in thepreceding subparagraph, Licensee agrees to carry product liability insurance with respect to the Licensed Products with a limit of liability of at least Five Million Dollars ($5,000,000) per occurrence and this insurance policy shall endorse Licensor as an additional insured party. Such insurance may be obtained in conjunction with a policy of product liability insurance which covers goods other than the Licensed Product, and shall provide for at least thirty (30) days prior written notice to Licensor of the cancellation or material modification thereof. Licensee shall deliver to Licensor a certificate evidencing the existence of such insurance policies within thirty (30) days of signing this Agreement,

Licensee agrees and covenants to maintain such insurance, including the endorsement of Licensor as an additional insured party, in full force and effect from the effective date of this license until three (3) years after the eventual termination hereof. Licensee may not remove Licensor as an additional insured party from Licensee's insurance policy without written consent from Licensor except that Licensor may be removed without its consent after three (3) years after the termination hereof. All costs associated with Licensee's insurance policy, including the endorsement of Licensor as an additional insured party, will be borne by Licensee.

Warranties and representations of Licensor. Licensor represents and warrants to Licensee that the making of this Agreement by Licensor does not violate or infringe any agreements, right or obligations of Licensor or any other person, firm, or corporation, that Licensor has the full right, power and authority to enter into and fully perform this agreement. To the exclusion of any other warranty and representation, Licensor warrants and represents
(i)	Licensor is the registered owner of the Licensed Mark for the class of products covering household and hard surface cleaners;
(ii)
Licensor has applied for registering the Licensed Mark on the Principal Register in the U.S. Patent and Trademark Office and on comparable registration in Canada in the Area for the class of products covering the Licensed Products;

(iii)	the Licensed Mark when registered covers the Licensed Product in the Area;

The foregoing representations and warranties shall continue to be true and correct during the term of this Agreement and during any extension or renewal of the term of this Agreement.

7. LICENSOR'S RIGHTS & OBLIGATIONS

A. Licensee agrees and acknowledges that all use of the Licensed Mark by Licensee will inure to the benefit of Licensor. Licensee will at any time, whether during or after the term of this Agreement, execute any documents reasonably required by Licensor to confirm its ownership rights. Rights in the Licensed Mark other than those specifically granted in this Agreement are reserved by Licensor for its own use and benefit. Rights to the Product (including without limitation design rights) other than those specifically granted to Licensor, if any, are retained by Licensee for its own use.

Licensee agrees and acknowledges that upon the termination or expiration of this Agreement it shall have no claims or rights whatsoever against Licensor, for contributing to establish or to increase the goodwill of the Licensed Mark or of the Product limited to the use of the Licensed Mark on the Product. Licensor agrees and acknowledges that all use of Licensee's trademarks on the Licensed Product or on the packaging by Licensee will inure to the benefit of Licensee. Licensor will at any time, whether during or after the term of this Agreement, execute any documents reasonably required by Licensee to confirm its ownership rights. Licensor agrees and acknowledges that upon the termination or expiration of this Agreement, it shall have not rights whatsoever to use the Licensee's trademarks.

Licensee agrees and acknowledges and Licensor warrants to Licensee that Licensor is the owner of all rights, titles and interests in and to the Licensed Mark. Sales by Licensee shall be deemed to have been made by Licensor for purposes of trademark registration and all uses of the Licensed Mark by Licensee shall inure to the benefit of Licensor for such purposes.

B. Licensee will cooperate with Licensor in the execution, filing and prosecution of any trademark applications that Licensor may desire to file at its own expense, and for that purpose Licensee will supply to Licensor from time to time such samples, containers, labels and similar material as may reasonably be required.

C. Licensee hereby agrees that it will not acquire any copyright or trademark right in the Licensed Mark. Licensee agrees that it will not contest or assist any other party in contesting the validity of or Licenser's ownership of the Licensed Mark. Licensee agrees to give Licensor prompt notice of any apparent infringement of the Licensed Mark which comes to the attention of Licensee.

Licensor, at its sole cost and expense and in its own name, may in its sole discretion prosecute andior defend any action or proceeding which Licensor deems necessary or desirable to protect the Licensed Mark including but not limited to actions or proceedings involving infringement of the Licensed Mark. In taking its decision, Licensor shall take into account various factors, including the probability of success of such actions or proceedings as well as the potential impact of the infringement on Licensee's business. Licensee, upon written request by Licensor, may join Licensor in any such action or proceeding at Licensor's sole cost. Licensee may prosecute and defend at its sole cost and expense and in its own name any action or proceeding to protect its own designs and styles.

Licensee shall not commence any action or proceeding alleging infringement of the Licensed Mark without the prior written consent of Licensor and shall not defend any such action unless it shall first make written demand upon Licensor to do so. Any and all damages recovered in any action or proceeding commenced by Licensor shall belong solely and exclusively to Licensor, but Licensor shall have no liability to Licensee or to any other person for any damages awarded or recovered against Licensee or such other person, including but not limited to any action or proceeding alleging any violation of any antitrust, trade regulation or similar statute, or unfair competition, unless arising out of breach by Licensor of its warranties, covenants or agreements hereunder,

D. Subject to Licensee's prior written approval, Licensor shall have the right, without payment or obligation to Licensee, to produce and distribute catalogs, promotional brochures or inserts, point of sale displays or other advertising matter displaying the Licensed Products in conjunction with other products of Licensor and/or others. The Procedure for obtaining Licensee's approval shall be the same as that set forth in Sections 4D and 4F of this Agreement.

E. Subject to Licensee's prior written approval, Licensor shall have the right, but not the obligation, to use the name of the Licensee in Licensor's programs without any payment or obligation to Licensee whatsoever. Licensor agrees that such publicity will be in good taste in accordance with industry standards. The Procedure for obtaining Licensee's approval shall be the same as that set forth in Sections 4D and 4F of this Agreement.

F. If Licensor should modify in any way the logo of the Licensed Product, it shall notify Licensee allowing to it reasonable time to change the logo on the packaging and other advertising materials and which shall not be less than six (6) months, Should Licensor require that the change be implemented within three months or less from the date of Licensor's notification, and should there be any cost or expense involved in making Licensor's desired changes, or such timing over and above the costs incurred for packaging changes in the normal course of business, Licensor shall pay such additional cost or expense within 30 days of receipt of an invoice from Licensee.

G. Licensor agrees to defend, or, in its discretion, settle at its expense any claim or suit brought against Licensee for a violation of Licensor's warranties and representations made in this Agreement, and promises to indemnify and hold harmless Licensee against and from damages, reasonable attorneys' fees, if any, awarded to such third party in a final judgment on the merits of such claim or suit brought for a violation of Licensor's warranties and representations, or the amount of the settlement thereof; provided however, that in such a case P&G shall have been offered the opportunity to lead the defense against such claim; and provided further that Licensee shall not make any settlement with the claiming party without P&G's approval. In addition, P&G's indemnification shall in no event exceed the total amount of royalties paid by Licensee to Licensor with respect to Net Sales up to the date when indemnification should occur.

8. LICENSE FEES

A.            i).   Licenseees to pay to Licensor a royalty                                  of the Products for sales up to the Yearly Sales Projections (as follows). Licensee agrees to pay to Licensor a royalty equal to                of the Licensed Products for sales in excess of the Yearly Sales Projections.
ii. Yearly Sales Projections:
Year 1 (111111111) =  1111111
Year 2 (111111111) =  1111111
Year 3 (111111111) =  1111111

Net Sales mean   11111111111111111111 11111111111111111111 1111111111111111111111 1111111111111111111111 11111111111111111111111 1111111111111111111 111111111111 11111111111111 111111111 1111111111111 111111111111111111 1111111111111111111111 1111111111111111111111 111111111111111111 11111111111111111111111 111111111111111111111 1111111111111111111 111111111111111111 1111 111111111 11111111111111 11111111111111111111111111 11111111111111111111 11111111111111 111111111111 111111111111 11111111111111 11111111111 11111111111111111111 11111111111 111111 11111111111 111111111111111111111 11111111111111111 111111111111111111111111 111111111111 11111111111111111111111111 111111111111111111111 11111111111111 1111111111 1111111111111 111111 11111111111111111111111 1111111111 1111111111111111111 1111111111111111111111111 1111111111111111 1111111111111111111 1111111111111111111 111111111111111 11111111111111 111111111111 111111111111111111111111111111 11111111111 1111111

The Royalty fee shall be paid based on quarterly net sales, and will be due  hjdfh after the end of each calendar quarter. For purposes of this Agreement, "Quarter" means any three month period beginning on any January 1 and ending the next March 31, beginning on any April 1 and ending on next June 30, beginning on any July 1 and ending on next September 30, and beginning on any October 1 and ending December 31, provided however that the first quarter for the purposes of this agreement shall begin on the Effective Date and end on the earliest of the next March 31, June 30, September 30 or December 31.

All Royalties due Licensor hereunder shall accrue upon the sale of Licensed Products, regardless of the time of collection by the Licensee. For purposes of this Agreement, Licensed Products shall be considered "sold" upon the date when such Licensed Products are billed, invoiced, shipped or paid for, whichever event occurs first.

B.           Minimum Royalty: Regardless of Net Sales, Licensee shall pay Licensor a Minimum Royalty of  hjddddfh as a non-refundable minimum guarantee against Royalties to be paid to Licensor unng the term of this Agreement. Said Minimum Royalty to be paid as an Advance against future Royalty payments an in a Cumulative Amount starting on the date Licensee signs this Agreement and continuing until the full  hjdfh has been paid to Licensor according to the following schedule:

SCHEDULE FOR ADVANCE MINIMUM ROYALTY PAYMENTS

Total of Minimum Royalty Payments	Due Date for Advance Minimum Royalty Payment

hjdfh	Advance, due upon signing
hjdfh	by June 30, 2001
hjdfh	by December 31, 2001
hjdfh	by June 30, 2002
hjdfh	by December 31, 2002
hjdfh	by June 30, 2003

C. On or before theday following the end of each quarter, Licensee shall prepare and isjaiiiilleports in the English language in a form satisfactory to Licenser for each calendar quarter, identifying the Agreement title in the cover page hereof and showing separately:

a)	Total number or amount of Licensed Products, by item sold by licensee
b)	Gross Selling Price of Licensed Product, by item, sold by Licensee
c)	The total offsets (or deductions) by item, against which amount used as reduction to the Gross Selling Price of Licensed Product
d)	The royalties accrued during the calendar quarter and payable to Licenser by Licensee.

Such statement shall be furnished to Licensor whether or not any Products were sold during the preceding calendar quarter. A statement should be sent to Nancy Bailey & Associates, 1553 San Ignacio Avenue, Coral Gables, FL 33146, attention: Nancy Bailey, with a copy to The Procter & Gamble Company, Global Licensing F&A C-05, One Procter & Gamble Plaza, Cincinnati, OH 45202, or as otherwise instructed by Licensor.

D. Payment Terms and Payment Instructions- All royalties payable above shall be paid to Licensee within hjdfh  from the close of each calendar quarter within which royalties are accrued. A Minimum Royalty Advance payment according to the "Schedule for Advance Minimum Royalty Payments" of part C hereinabove shall be due and payable if the Total of Royalties paid, under this part E, up to the then current Minimum Royalty Due Date, is less than the "Total of Royalty Payments" for that due date according to said aforementioned Schedule. All royalty amounts in this Agreement are stated in United States dollars, and all royalty statements shall be made in United States dollars. There shall be no deductions for the transfer of funds or royalties or the conversion of currency into United Slates dollars. If the invoice price for the Products is stated in any currency other than U.S. Dollars, the invoice price shah be converted into U.S. Dollars by using the exchange rate quoted in the Wall Street Journal 's Midwestern Edition the last business day of the invoice period. Payments shall be made payable to Nancy Bailey & Associates and sent to Nancy Bailey & Associates, 1553 San Ignacio Avenue, Coral Gables, FL 33146, attention: Nancy Bailey.

The receipt or acceptance by Licensor of any of the statements furnished pursuant to this Agreement or of any royalties paid hereunder shall not preclude Licensor from questioning the accuracy, completeness or sufficiency thereof at any time, and in the event that any inconsistencies or mistakes are discovered and verified as incorrect in such statements or payments, they shall immediately be rectified and the appropriate payment made by Licensee.

9. INSPECTION AND AUDIT

Licensee's records shall be subject to audit and reproduction during the full term of this Agreement and for three (3) years subsequent to the date of termination, as hereinafter provided. Licensee shall keep and maintain at its regular place of business complete books and records of all transactions carried out by Licensee in connection with this Agreement, including but not limited to accounting books and records, sales shipments, deduction and promotion ledgers, written policies and procedures, and general ledger entries (hereinafter collectively referred to as the "Records")

Licensee's accounting records of sales, shipments and returns of Licensed Products related to this Agreement shall be maintained separately from Licensee's accounting records relating to other items manufactured or sold by Licensee.

For the purpose of ensuring verification of compliance by Licensee with all requirements of this Agreement, Licensor or its authorized representative shall have the right to inspect and audit the Records during regular business hours, provided that Licensor shall give to Licensee at least ten (10) days advance notice of its intention to do so.

If, further to any such audit or inspection, Licensor should determine that the amount of Royalties due was greater than the amount reported and/or paid by Licensee, Licensor shall promptly furnish to Licensee a copy of the examination report setting forth the amount of the deficiency, and showing, in reasonable detail, the basis upon which such deficiency was determined. Subject to Licensee's rights in the next paragraph Licensee shall promptly remit to Licensor a sum equal to such deficiency within 30 days from the date of remittance of the examination report. In addition to the Royalty due, Licensee shall also pay to Licensor interest on such Royalty at the rate of twelve (12%) per cent per annum from the date such Royalty was due until the date of actual remittance.

If Licensee contests the amount of the underpayment, Licensor shall have, at its sole discretion, the right to request an independent auditor, reasonably acceptable to Licensee, to review the Records and/or the audit examination report. If the independent auditor confirms Licensor's claim, or concludes that the underpayment was larger than the amount estimated by Licensor, then all actual costs of the independent audit shall be borne by Licensee. If the independent auditor concludes that there was no underpayment, or that the underpayment is smaller than the amount estimated by Licensor, then all actual costs of the independent audit shall be borne by Licensor.

10. PROMOTION, SELLING, PACKAGING

A. Licensee will be responsible for all costs associated with the advertising and promotion of the Licensed ProduCt conducted by Licensee. Marketing and advertising support including TV, print and other media expenses, point of purchase merchandising, co-promotions, coop advertising, and sales collateral material (not Inc iy production costs and slotting fees) for the Licensed Product shall be hjdfjjjjjjjjjh over the first year of the Licensed Product's introduction, and thereafter shall be hjdfddddddddddddh This amount shall be also applicable in the event the term o this Agreement is extended beyond the first term, in accordance with Section 3 above

B. Licensee will pay and be responsible for the packaging design and artwork for the Licensed Product and all associated costs.

11. TERMINATION

A.Notwithstanding the provisions of Section 3, Section 4 Part G, and Section 11 Parts B & C hereof, this Agreement shall be subject to termination by Licensor by written notice to Licensee at any time selected by Licensor following the occurrence of any one or more of the following events:

(i) if Licensee shall at any time make any false report, or shall commit any material breach of any warranty, covenant, or agreement contained herein, and shall fail to remedy such default or breach within thirty (30) days after receipt of written notice to Licensee from Licensor of such default or breach. However, if such default or breach cannot be remedied within thirty (30) days after such written notice, Licensee will continue diligently and in good faith to remedy such breach or default; or

(ii) if Licensee ceases to do business; or

(iii) if Licensee ceases to make continuous sates of Licensed Products for six (6) consecutive months; or

(iv) if Licensee shall not have begun the bona fide national sale and distribution of Licensed Products by September, 2000, ; or

(v) if Licensee fails to make any payments required by the Agreement on the date specified and such failure is not cured within ten (10) business days of the receipt of notice of such failure, unless such failure is inadvertent or unavoidable or is pursuant to the last paragraph of Section 9; or

(vi) if Licensee undergoes a substantial change in management *or ownership that materially alters the relationship between Licensor and Licensee, or

(vii) if Licensee brings the Licensor or the Licensed Mark into disrepute, including but not limited to erosion of the brand equity of the Licensed Mark as may be revealed by brand equity data resulting from research conducted or requested by Licensor and provided that Licensee shall be given fifteen (15) days to contest the foregoing prior to Licensor being able to terminate this Agreement as a result thereof, such a contestation by Licensee shall however in now way limit the right of Licensor to terminate the agreement pursuant to this subparagraph.

B. Notwithstanding the provisions of Section 3, Section 4 Part G, and Section 11 Parts A and C hereto, this Agreement and all rights of Licensee hereunder shall forthwith terminate automatically if a bankruptcy petition is filed against Licensee (and which petition is not discharged within sixty (60) days thereafter), if Licensee becomes insolvent or goes into receivership, or if Licensee makes an assignment for the benefit of creditors, or files a petition for a reorganization or rearrangement under the Bankruptcy Act.

C. Upon termination of this Agreement, subject to Section 11, Part F of this Agreement, Licensee shall not use any of the written, printed, or graphic material on the package carton or inserts for any purpose without first obtaining the written consent of the Licensor, which consent may be withheld at Licensor's sole discretion. The only exception to this clause would be written, printed, or graphic material appearing on the Licensed Product carton or Inserts that was developed and distributed widely to trade customers and consumers by Licensee prior to the signing of this Agreement.
D. In the event of termination of this Agreement, Licensee will immediately discontinue use of the Licensed Mark and will not manufacture or import, nor sell, distribute or otherwise transfer, nor permit to be manufactured or imported, nor sold distributed or otherwise transferred, any additional Licensed Products, subject to Section 11, Part F of this Agreement.

E. In the event of termination of this Agreement for any reason whatsoever, Licensee shall execute any and all documents necessary to terminate of record any of Licensee's rights hereunder, which documents shall be prepared by Licensor at its expense.

F. Upon termination or expiration of this Agreement, Licensor shall have the option of buying existing packaged Licensed Product at the lowest price at which Licensee sells the Licensed Product to a third party . if Licensor does not exercise this option, Licensee may sell its existing inventory of packaged Licensed Product or Licensed Product in the process of manufacture or to meet an outstanding quote or contract or Licensee's packaging for the Licensed Product for a period not to exceed 9 months after the termination of this Agreement or any renewal Royalty payments in Section 8 Part A above shall be paid on all Licensed Product sold during the sell-off period.

G. Licensee agrees that, after the effective termination date, it will immediately discontinue use of the Licensed Mark and will not manufacture or import, nor sell, distribute or otherwise transfer, nor permit to be manufactured or have manufactured, nor sold, distributed or otherwise transferred, any additional Products or other items bearing the Licensed Mark except as provided in section 11 F.

12. CONFIDENTIALITY

A. It is understood and agreed that any of Licenser's confidentialinformation which may be disclosed to Licensee pursuant to this Agreement, including without limitation formulas, financial data, and business plans, are to be used solely in connection with Licensee's performance under the terms of this Agreement and are not to be disclosed to any persons other than employees or agents of Licensee. Licensee will use the same standard of care protecting against publication or dissemination of Licensor's trade secrets by Licensee and its directors, officers, employees and agents as Licensee uses with respect to information as to its own business which it desires not to have published or disseminated and will so inform and direct its directors, officers, employees and agents receiving such trade secrets. Any memoranda or papers containing trade secrets of Licensor which Licensee may receive in connection herewith are to be returned at Licenser's request. However, the above requirement shall not apply to information which is, or subsequently may become, within the public domain or the knowledge of the general public through no fault of Licensee. Licensee's obligations and duties hereunder shall survive for five years after termination of this Agreement.

It is understood and agreed that any of Licensee's confidential information which may be disclosed to Licensor pursuant to this Agreement, including without limitation formulas, financial data and business plans, are to be used solely in connection with Licenser's performance under the terms of this Agreement and are not to be disclosed to any persons other than employees or agents of Licensor. Licensor will use the same standard of care protecting against publication or dissemination of Licensee's trade secrets by Licensor and its directors, officers, employees and agents as Licensor uses with respect to information as to its own business which it desires not to have published or disseminated and will so inform and direct its directors, officers, employees and agents receiving such trade secrets. Any memoranda or papers containing trade secrets of Licensee which Licensor may receive in connection herewith are to be returned at Licensee's request. However, the above requirement shall not apply to information which is, or subsequently may become, within the public domain or the knowledge of the general public through no fault of Licensor. Licensor's obligations and duties hereunder shall survive for five years after termination of this Agreement.

B. Licensee and Licensor agree not to divulge, permit or cause their officers, directors, employees or agents to divulge the substance of this Agreement except to their accountants, representatives and attorneys and in the course of any legal proceeding to which either of the parties hereto is a party for the purpose of securing compliance with this Agreement. Upon termination of this Agreement, Licensee shall return within thirty (30) days to Licensor all materials furnished by Licensor to Licensee in connection with the program and Licensor shall return within thirty (30) days to Licensee all materials furnished by Licensee to Licensor in connection with the program.

13. MARKING

Licensee agrees that it will mark all Licensed Products in the same manner as the samples submitted or in such a manner as is specified by Licensor so as to indicate Licenser's trademark and/or copyright rights. In addition to the proper marking of Licensed Products, Licensee agrees to affix permanently to the Licensed Products or their containers the legend "Manufactured by Magla Products, LLC under license from The Procter & Gamble Company, Cincinnati, Ohio." Notwithstanding the foregoing legend Licensor agrees that Licensee may manufacture Licensed Products by using contract manufacture as permitted herein.

14. FORCE MAJEURE

Neither Licensor nor Licensee shall be liable to the other for any failure to comply with any terms of the Agreement to the extent any such failure is caused directly or indirectly by fire, strike, union disturbance, injunction or other labor problems, war (whether or not declared), riots, insurrection, government restrictions or other government acts, or other causes beyond the control of or without fault on the part of either Licensor or Licensee. However, Licensee shall continue to be obligated to pay Licensor when due any and all amounts which it shall have duly become obligated to pay in accordance with the terms of this Agreement and Licensor shall continue to be bound to the exclusivity provisions hereunder. Upon the occurrence of any event of the type referred to in this Section, the party affected thereby shall give prompt notice thereof to the other party, together with a description of such event and the duration for which such party expects its ability to comply with the provisions of this Agreement to be affected thereby. The party affected shall thereafter devote its best efforts to remedy to the extent possible the condition giving rise to such event and to resume performance of its obligations hereunder as promptly as possible.

15. MISCELLANEOUS

A. It is the essence of this Agreement that only top quality goods shall be sold by Licensee under the Licensed Mark. No factory damaged, seconds, or goods not of first quality shall be intentionally sold by Licensee pursuant to this Agreement without first removing or obliterating any and all labels, tags, decals, or other material (including promotional inserts and trademark imprints ) bearing the Licensed Mark, and upon the written approval of Licensor, and which consent shall not be unreasonably withheld.

B. Licensee will not use the Licensed Mark as all or a portion of a corporate name or as all or a portion of any trade name or other designation used by it to identify its business. Licensee's employees will not represent themselves as being representatives of or otherwise employed by Licensor.

C. Any notice or other communication in connection with this Agreement shall be in writing and sent by fax, with a confirmation being sent by overnight delivery next day, prepaid and addressed to the respective parties as follows:

To Licensee: Magla Products, LLC

159 South Street
P.O, Box 1934
Morristown, NJ 07962-1934
(973) 984-7998; (973) 984-9508 fax Attention: Jordan Glatt, President

To Licensor: The Procter & Gamble Company
1 Procter & Gamble Plaza

Cincinnati, OH 45202
(513) 983-2506; (513) 983-1264 fax
Attention: Shannon Bryan, Assoc. Brand Manager

with copy to:

President Global Licensing
Attn: J. D. Weedman
The Procter & Gamble Company One Procter & Gamble Plaza Cincinnati, Ohio 45202

Fax #513-983-0911

To Licensees Agent:
Nancy Bailey & Associates
1553 San Ignacio Avenue
Coral Gables, FL 33146
(305) 668-7000; (305) 668-7001 fax Attention: Nancy Bailey, President

or such other addresses as shall be designated by written notice.

D. This Agreement does not constitute Licensee as the agent or legal representative of Licensor or Licensor as the agent or legal representative of Licensee for any purpose whatsoever. Licensee is not granted any right or authority to assume or to create any obligation or responsibility, expressed or implied, on behalf of or in the name of Licensor or to bind Licensor in any manner or thing whatsoever; nor is Licensor granted any right or authority to assume or create any obligation or responsibility, expressed or implied, on behalf of or in the name of Licensee or to bind Licensee in any manner or thing whatsoever. No joint venture or partnership between Licensee and Licensor is intended or shall be inferred.

E. All inquires with respect to the Agreement shall be directed to The Procter & Gamble Company or its agent.

F. Licensee shall have prior written approval of any use by Licensor of its name, trademarks and logos. Licensor shall submit all printed materials to Licensee for written approval prior to any release or publication of such materials. Licensee shall have ten (10) business days to review and comment on the submission. Licensee's failure to approve such materials in writing within ten (10) business days of its receipt of same shall constitute disapproval, provided however, that if Licensor does not receive a response to its request for approval of submitted materials within the allotted ten (10) business days, Licensor may notify Licensee in writing that it has not had a response from Licensee. Licensee shall then have five (5) additional business days to respond to the submitted materials. If Licensee fails to respond after notice within five (5) additional business days, the materials shall be deemed approved.

G. This writing contains the entire agreement between the parties and supersedes any prior verbal or written agreements relating to the licensing of the Product to the Licensee. This Agreement between the parties may not be altered except by an instrument in writing signed by authorized representatives of the parties.

H. Any provision of this Agreement which shall be, or shall be determined to be, invalid shall be ineffective, but such invalidity shall not affect the remaining provisions hereof. The titles to sections hereof are for convenience only and have no substantive effect.

I. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. This paragraph shall not be construed to alter or modify the prohibition upon assignments or transfers by Licensee expressed elsewhere in this Agreement. In the event ownership of the Licensee changes, this Agreement can be assigned only by written consent of Licensor.

J. In the event either party shall at any time waive any of its rights under this Agreement or the performance by the other party of any of its obligations hereunder, such waiver shall not be construed as a continuing waiver of the same rights or obligations or a waiver of any other rights or obligations.

K. Neither party shall make any press release concerning the existence of this Agreement without the prior written agreement of the other party. The party wishing to make the press release shall submit to the other in writing the proposed text of the release. Failure by that party to approve such materials in writing within ten (10) business days of its receipt of same shall constitute disapproval, provided however, that if the party wishing to make the release does not receive a response to its request for approval of submitted materials within the allotted ten (10) business days, it may notify the other party in writing that it has not received yet a response. The other party shall then have five (5) additional business days to respond to the submitted materials. If it fails to respond after notice within five (5) additional business days, the materials shall be deemed approved.

L. This Agreement shall be governed by the Laws of the State of Ohio. It is the intention of both parties to attempt to settle all issues by good faith negotiations. However, should such efforts not be successful, all disputes shall be brought exclusively before the appropriate courts in the State of Ohio, Hamilton County.

M. This Agreement is entered into because of Licensor's reliance upon the knowledge, experience, skill, and integrity of Licensee and is personal to Licensee. This Agreement, the License and any rights hereunder granted to Licensee and/or any duties to be performed by Licensee hereunder may not be assigned, transferred, hypothecated, sub licensed, encumbered or otherwise disposed of without first obtaining the consent in writing of Licensor. In the event that Licensor shall grant such consent, any and all future assignments, transfers, hypothecations, sub licenses, encumberments or other disposals of any new party's rights and/or duties under this Agreement shall not occur without written consent from Licensor, which consent may be withheld in Licensor's sole discretion. Licensor reserves the right to assign this Agreement to any third party affiliated with Licensor.

N. Licensee understands that this License may not constitute all the consents or licenses required in order to manufacture, import, and/or sell the Products, and expressly covenants to obtain all other such licenses or consents that may be so required.

O. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. A fully executed copy shall be deemed an original for all purposes.

P. The parties extend no representations, warranties, or responsibilities other than those explicitly provided in this Agreement.

Q. The term "Affiliate" with respect to the Licensor means a corporation of which the Licensor owns or controls directly or through wholly-owned subsidiaries more than fifty (50%) percent or more of its outstanding voting securities.

R. The term "Affiliate" with respect to the Licensee means Magla World-Wide, LLC., Magla World-Wide, Ltd., Magla International, Ltd. And any corporation, partnership, association, limited liability company, trust or estate or other entity which is controlled by any of the foregoing or Licensee, Jordan Glatt or Herbert Glatt.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement.

	The Procter & Gamble Company	Magla Products, LLC

Signature:	/s/ Jeffery D. Woodman	/s/ Jordan Glatt

Title:	Vice President	President

Date:	April 17, 2000	3/17/2000